Exhibit 99

TYSONS FINANCIAL CORPORATION

                           Rebecca J. Jenkins, MainStreet BankGroup Incorporated Executive Vice President & Secretary (540)666-3272

                           Terrie G. Spiro, Tysons Financial Corporation President & Chief Executive Officer (703) 556-6235
                             Friday, July 25, 1997

                          MAINSTREET BANKGROUP EXPANDS
                             INTO NORTHERN VIRGINIA

MARTINSVILLE, VA. JULY 25, 1997. MainStreet BankGroup Incorporated announced today that it has signed a definitive agreement to acquire Tysons Financial Corporation, headquartered in McLean, Virginia, subject to regulatory approval and approval by the shareholders of Tysons Financial Corporation. Tysons Financial Corporation (NASDAQ "TYFC") is the parent company of Tysons National Bank which was organized and opened for business in 1991. Tysons currently has four locations in the thriving Northern Virginia and greater Washington, D.C. region, serving the small to medium-sized business market. At the end of the second quarter 1997, Tysons reported total assets of $86.2 million. This action complements MainStreet's previously announced transaction with Commerce Bank in College Park, Maryland.

Under the terms of the agreement, MainStreet has agreed to pay the equivalent of $14.50 per share for each outstanding share of Tysons Financial Corporation in the form of MainStreet common stock, subject to adjustment under certain conditions. Similarly, MainStreet has agreed to purchase Tysons' outstanding directors' options for the difference between the exercise price per option and $14.50 in the form of MainStreet common stock. Also MainStreet has agreed to assume the outstanding employee stock options of Tysons Financial Corporation. In conjunction with the signing of the definitive agreeement, Tysons Financial Corporation had granted to MainStreet an option to acquire, up to 19.9% of Tysons' common stock under certain circumstances. This transaction represents approximately, 19.8 times Tysons' trailing 12 month earnings through June 31, 1997 and further reflects a value of approximately 2.3 times Tysons' tangible book value at June 30, 1997.

This acquisition will be accounted for as a purchase and earnings from Tysons Financial Corporation will be included in MainStreet's consolidated numbers from the date of acquisition forward. The transaction will not be consummated prior to December 31, 1997.

Terrie G. Spiro, President and Chief Executive Officer of Tysons Financial Corporation commented "We are delighted to be joining the MainStreet family of community bankers. Our affiliation with MainStreet will enhance our future growth in Northern Virginia and greater Washington, D.C. markets. Additionally, we will be better able to meet the financial needs of our business customers and the communities we serve and, most importantly, Tysons National Bank will maintain its local identity in the market."

Michael R. Brenan, Chairman and Chief Executive Officer of MainStreet BankGroup stated "This acquisition reinforces our strategic initiative to continue to build our franchise in the dynamic and expanding markets from Richmond to Northern Virginia and the Washington, D.C. area. We look forward to Tysons joining our organization and helping us build for the future."

MainStreet BankGroup Incorporated is a multi-community bank holding company having eight banking affiliates (35 offices) and a nationally chartered trust company with total consolidated assets of $1.4 billion.